Exhibit 4.8

FINAL VERSION

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into as of this 29 day of April 2022, by and among, Global Cord Blood Corporation, a Cayman Islands corporation (the “Company”), Cellenkos, Inc., a Delaware corporation (“Cellenkos”, together with the Company, the “Employers” and each, an “Employer”), and Dr. Simrit Parmar (the “Executive”).

W I T N E S S E T H :

WHEREAS, in connection with the transactions contemplated by the Acquisition Agreement, Cellenkos will become a direct or indirect subsidiary of the Company; and

WHEREAS, the Employers desire to employ Executive and to enter into this Agreement embodying the terms of such employment, and Executive desires to enter into this Agreement and to accept such employment, subject to the terms and provisions of this Agreement.

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are mutually acknowledged, the Employers and Executive hereby agree as follows:

Section 1.               Definitions. Capitalized terms not otherwise defined in this Agreement shall have the meaning set forth on Appendix A, attached hereto.

Section 2.               Acceptance and Term of Employment.

The Employers agree to employ Executive, and Executive agrees to serve the Employers, on the terms and conditions set forth herein. The initial term of Executive’s employment under this Agreement shall be for the period beginning on the Effective Date and ending on the fifth (5th) anniversary of the Effective Date (the “Initial Term”). On the fifth anniversary of the Effective Date, the term of Executive’s employment under this Agreement shall automatically renew and extend for a period of three (3) years and shall continue for an additional three years at the end of each three (3)-year term (each such three (3)-year term being a “Renewal Term”) unless written notice of non-renewal is delivered by either party to the other not less than 90 days prior to the expiration of the then-existing Initial Term or Renewal Term (the Initial Term and any Renewal Term, the “Term of Employment”), as applicable. Notwithstanding any other provision of this Agreement, Executive’s employment pursuant to this Agreement may be terminated at any time in accordance with Section 7 hereof.

Section 3.               Position, Duties, and Responsibilities; Place of Performance.

(a)               Position, Duties, and Responsibilities. During the Term of Employment, Executive shall be employed and serve as (i) the Co-Chief Executive Officer of the Company, reporting directly to the Board, and having such duties and responsibilities commensurate with such position, and (ii) the Chief Executive Officer of Cellenkos, having such duties and responsibilities consistent with the past practice of Cellenkos with respect to such position, without additional compensation.

(b)               Performance. Executive shall devote substantially all of Executive’s business time to the performance of Executive’s duties under this Agreement and shall not engage in any other business or occupation during the Term of Employment. Notwithstanding the foregoing, nothing herein shall preclude Executive from, (i) serving as a member of the board of directors or advisory board (or the equivalent in the case of a non-corporate entity) of a non-competing for-profit business and one or more not-for-profit or charitable organizations, (ii) engaging in charitable activities and community affairs or holding any academic position or title with any academic or research institute, and (iii) managing Executive’s and her family’s investments and affairs; provided, that, in the case of (i) and (ii), the Executive has informed the Company by a written notice in advance; provided, further, that the activities set out in clauses (i), (ii), and (iii) shall be limited by Executive so as not to materially interfere with the performance of Executive’s duties and responsibilities hereunder.

(c)               Principal Place of Employment. Executive’s principal place of employment shall be in Houston, Texas, although Executive understands and agrees that Executive may be required to travel on a reasonable basis from time to time for business reasons.

Section 4.               Compensation.

During the Term of Employment, Executive shall be entitled to the following compensation:

(a)               Base Salary. Executive shall be paid an annualized Base Salary (the “Base Salary”), payable in accordance with the regular payroll practices of Cellenkos, of $750,000, with such increases (but not decreases), if any, as may be approved in writing by the Board or the Compensation Committee.

(b)               Annual Bonus. Executive shall be eligible for an annual incentive bonus award determined by the Board or the Compensation Committee in respect of each fiscal year during the Term of Employment (the “Annual Bonus”). The target Annual Bonus for each fiscal year shall be $1,000,000 (the “Target Annual Bonus”), with 30% of the Target Annual Bonus being payable based upon the level of achievement of key performance indicators for such fiscal year, as determined by the Board or the Compensation Committee and communicated to Executive within ninety (90) days following the beginning of such fiscal year. Any payment of the Annual Bonus in the initial partial year during the Term of Employment will be pro-rated to reflect Executive’s period of employment in that partial year. The Annual Bonus shall otherwise be subject to the terms and conditions of the annual bonus plan adopted by the Board or the Compensation Committee, if any, under which bonuses are generally payable to senior executives of the Company, as in effect from time to time. The Annual Bonus shall be paid to Executive at the same time as annual bonuses are generally payable to other senior executives of the Company.

(c)               Sign-on Bonus: In connection with the commencement of Executive’s employment hereunder, Executive shall receive a one-time bonus payment of $900,000.00 (the “Sign-On Bonus”), payable in a lump sum within five (5) days following the Effective Date.

(d)               Equity Participation. In connection with the commencement of Executive’s employment hereunder, Executive shall be entitled to participate in, and receive a grant of restricted stock units representing thirty-five percent (35%) of the aggregate pool approved under, the equity incentive plan to be adopted by the Company, pursuant to the terms of such plan, an award agreement and such other documents that Executive is required to execute pursuant to the terms of such plan (the plan, the award agreement, and such other documents collectively, the “Equity Documents”). The aggregate pool shall equal ten percent (10%) of the fully diluted shares of the Company and the Equity Documents shall be consistent with the terms and conditions set forth in the Equity Participation Term Sheet attached as Schedule 6 to the Acquisition Agreement.

Section 5.               Employee Benefits.

During the Term of Employment, Executive shall be entitled to participate in health, insurance, retirement, and other benefits provided generally to senior executives of the Company and/or Cellenkos. Executive shall also be entitled to the same number of holidays, vacation days, and sick days, as well as any other benefits, in each case as are generally allowed to senior executives of the Company and/or Cellenkos in accordance with applicable policies of the Company and/or Cellenkos as in effect from time to time.

Section 6.               Reimbursement of Business Expenses.

Executive is authorized to incur reasonable business expenses in carrying out Executive’s duties and responsibilities under this Agreement, and the Company shall promptly reimburse, or cause Cellenkos to promptly reimburse, Executive for all such reasonable business expenses, subject to documentation in accordance with the Company’s policy, as in effect from time to time.

Section 7.               Termination of Employment.

(a)               General. The Term of Employment, and Executive’s employment with the Employers hereunder, shall terminate upon the earliest to occur of (i) Executive’s death, (ii) a termination by reason of a Disability, (iii) a termination by the Board with or without Cause, (iv) a termination by Executive with or without Good Reason and (v) the nonrenewal of the Term of Employment by either party pursuant to Section 2 of this Agreement. Except as otherwise expressly required by law (e.g., COBRA) or as specifically provided herein or in the Equity Documents, all of Executive’s rights to Base Salary, Annual Bonus, employee benefits and other compensatory amounts hereunder (if any) shall cease upon the termination of Executive’s employment hereunder.

(b)               Deemed Resignation. Upon any termination of Executive’s employment for any reason, except as may otherwise be requested by the Company in writing and agreed upon in writing by Executive, Executive shall be deemed to have resigned from any and all directorships, committee memberships, and any other positions that Executive holds with the Company or any other member of the Company Group.

(c)               Termination Due to Death or Disability. Executive’s employment shall terminate automatically upon Executive’s death. The Board may terminate Executive’s employment upon the occurrence of a Disability, such termination to be effective upon Executive’s receipt of written notice of such termination. Upon Executive’s death or in the event that Executive’s employment is terminated due to Executive’s Disability, Executive or Executive’s estate or Executive’s beneficiaries, as the case may be, shall be entitled to:

(i)                 The Accrued Obligations; and

(ii)              An amount equal to (A) the Target Annual Bonus multiplied by (B) a fraction, the numerator of which is the number of days elapsed from the commencement of the fiscal year in which such termination occurs through the date of such termination and the denominator of which is 365 (or 366, as applicable), which amount shall be paid in a lump sum on the sixtieth (60th) day following Executive’s termination date.

(d)               Termination by the Company for Cause.

(i)                 The Board may terminate Executive’s employment at any time for Cause, effective upon delivery to Executive of written notice of such termination; provided, however, that with respect to any Cause termination relying on clause (ii), (vi) or (vii) of the definition of Cause, to the extent that such act or acts or failure or failures to act are curable, Executive shall be given not less than ten (10) days’ written notice by the Board of its intention to terminate Executive for Cause, such notice to state in detail the particular act or acts or failure or failures to act that constitute the grounds on which the proposed termination for Cause is based, and such termination shall be effective at the expiration of such ten (10)-day notice period unless Executive has fully cured such act or acts or failure or failures to act that give rise to Cause during such period.

(ii)              In the event that the Board terminates Executive’s employment for Cause, Executive shall be entitled only to the Accrued Obligations.

(e)               Termination by the Company without Cause or Nonrenewal by the Company. The Board may terminate Executive’s employment at any time without Cause by providing Executive thirty (30) days’ written notice and the Board may elect not to renew the Term of Employment pursuant to Section 2 hereof. In the event that Executive’s employment is terminated by the Board without Cause (other than due to death or Disability) or the Board elects not to renew the Term of Employment pursuant to Section 2 hereof, Executive shall be entitled to:

(i)                 The Accrued Obligations;

(ii)              An amount equal to (A) the greater of Target Annual Bonus and the actual Annual Bonus earned based on the satisfaction of applicable performance objectives for the year of termination (to the extent known before payment hereunder is due) multiplied by (B) a fraction, the numerator of which is the number of days elapsed from the commencement of the fiscal year in which such termination occurs through the date of such termination and the denominator of which is 365 (or 366, as applicable), which amount shall be paid in a lump sum on the sixtieth (60th) day following Executive’s termination date;

(iii)            An amount equal to two times the sum of (A) Base Salary, plus (Y) the Target Annual Bonus, which amount shall be paid in a lump sum on the sixtieth (60th) day following Executive’s termination date; and

(iv)             Subject to Executive’s election of COBRA continuation coverage under the Company’s or Cellenkos’ group health plan, on the first regularly scheduled payroll date of each month during the eighteen (18)-month period immediately following such termination (the “COBRA Period”), payment of an amount equal to the monthly COBRA premium cost; provided, that the payments described in this clause (iv) shall cease in the event that Executive becomes eligible to receive any health benefits as a result of subsequent employment or service during the COBRA Period.

Notwithstanding the foregoing, the payments and benefits described in clauses (ii) through (iv) above shall immediately terminate, and the Company shall have no further obligations to Executive with respect thereto, in the event that Executive materially breaches the Restricted Covenant Agreement (as defined in Section 9 hereof); provided, that to the extent such material breach is curable, Executive shall be given thirty (30) days’ written notice by the Board of any such purported material breach, and such payments and benefits shall not terminate if Executive has completely cured such act or acts during such period.

(f)                Termination by Executive with Good Reason. Executive may terminate Executive’s employment with Good Reason by providing the Company ninety (90) days’ written notice setting forth in reasonable specificity the event that constitutes Good Reason, which written notice, to be effective, must be provided to the Company within sixty (60) days of the occurrence of such event. During such ninety (90)-day notice period, the Company shall have a cure right (if curable), and if not cured within such period, Executive’s termination will be effective upon the expiration of such cure period, and Executive shall be entitled to the same payments and benefits as provided in Section 7(e)(i) and Section 7(e)(ii).

(g)               Termination by Executive without Good Reason or Nonrenewal by Executive. Executive may terminate Executive’s employment without Good Reason by providing the Company ninety (90) days’ written notice of such termination and may elect not to renew the Term of Employment pursuant to Section 2. In the event of a termination of employment by Executive under this Section 7(g), Executive shall be entitled only to the Accrued Obligations.

(h)               Termination by the Company without Cause, Nonrenewal by the Company or Resignation for Good Reason in connection with a Change of Control. If the Company terminates Executive’s employment without Cause (other than due to death or Disability), the Company elects not to renew the Term of Employment pursuant to Section 2 hereof or Executive resigns for Good Reason, in each case, within the three-month period prior to or at any time following a Change of Control, Executive shall be entitled, in lieu of the payments and benefits set forth in Section 7(e) or Section 7(f), to:

(i)                 The Accrued Obligations;

(ii)              An amount equal to (A) the greater of Target Annual Bonus and actual Annual Bonus earned based on the satisfaction of applicable performance objectives for the year of termination multiplied by (B) a fraction, the numerator of which is the number of days elapsed from the commencement of the fiscal year in which such termination occurs through the date of such termination and the denominator of which is 365 (or 366, as applicable), which amount shall be paid in a lump sum on the sixtieth (60th) day following Executive’s termination date;

(iii)            An amount equal to (X) $5,000,000 plus (Y) the product of (1) $1,000,000 and (2) the number of full years of service during the Term of Employment, such amount to be paid in a lump sum on the next regularly scheduled payroll date following the date of such termination; and

(iv)             Subject to Executive’s election of COBRA continuation coverage under the Company’s or Cellenkos’ group health plan, on the first regularly scheduled payroll date of each month during the COBRA Period, payment of an amount equal monthly COBRA premium cost and the monthly contribution paid by active employees for the same coverage; provided, that the payments described in this clause (iv) shall cease earlier in the event that Executive becomes eligible to receive any health benefits as a result of subsequent employment or service during the COBRA Period.

Section 8.               Certain Payments.

In the event that (a) Executive is entitled to receive any payment, benefit or distribution of any type to or for the benefit of Executive, whether paid or payable, provided or to be provided, or distributed or distributable, pursuant to the terms of this Agreement or otherwise (collectively, the “Payments”), and (b) the net after-tax amount of such Payments, after Executive has paid all taxes due thereon (including, without limitation, taxes due under Section 4999 of the Code) is less than the net after-tax amount of all such Payments otherwise due to Executive in the aggregate, if such Payments were reduced to an amount equal to 2.99 times Executive’s “base amount” (as defined in Section 280G(b)(3) of the Code), then the aggregate amount of such Payments payable to Executive shall be reduced to an amount that will equal 2.99 times Executive’s base amount. To the extent such aggregate “parachute payment” (as defined in Section 280G(b)(2) of the Code) amounts are required to be so reduced, the parachute payment amounts due to Executive (but no non-parachute payment amounts) shall be reduced in the following order: (i) the parachute payments that are payable in cash shall be reduced (if necessary, to zero) with amounts that are payable last reduced first; (ii) payments and benefits due in respect of any equity, valued at full value (rather than accelerated value), with the highest values reduced first (as such values are determined under Treasury Regulation Section 1.280G-1, Q&A 24); and (iii) all other non-cash benefits not otherwise described in clause (ii) of this Section 8 reduced last.

Section 9.               Restrictive Covenants

(a)               General. Executive acknowledges and agrees, in consideration for the Company executing this Agreement, to execute the Proprietary Information and Inventions Agreement attached hereto as Appendix B (the “Restricted Covenant Agreement”).

Section 10.           Taxes.

Each Employer may withhold from any payments made under this Agreement or otherwise made in connection with Executive’s employment hereunder, all applicable taxes, including but not limited to income, employment, and social insurance taxes, as shall be required by law. If any such taxes are paid or advanced by an Employer on behalf of Executive, Executive shall remain responsible for, and shall repay, such amounts to such Employer, promptly following notice thereof by such Employer. Executive acknowledges and represents that the Employers have not provided any tax advice to Executive in connection with this Agreement and that Executive has been advised by the Employers to seek tax advice from Executive’s own tax advisors regarding this Agreement and payments that may be made to Executive pursuant to this Agreement, including specifically, the application of the provisions of Section 409A of the Code to such payments.

Section 11.           Set Off; Mitigation.

The Employers’ obligation to pay Executive the amounts provided and to make the arrangements provided hereunder shall be subject to set-off, counterclaim, or recoupment of amounts owed by Executive to the Company, Cellenkos or their affiliates. Executive shall not be required to mitigate the amount of any payment provided pursuant to this Agreement by seeking other employment or otherwise, and except as provided in Section 7(e)(iv) or Section 7(h)(iv) hereof, the amount of any payment provided for pursuant to this Agreement shall not be reduced by any compensation earned as a result of Executive’s other employment or otherwise.

Section 12.           Additional Section 409A Provisions.

Notwithstanding any provision in this Agreement to the contrary:

(a)               Any payment otherwise required to be made hereunder to Executive at any date as a result of the termination of Executive’s employment shall be delayed for such period of time as may be necessary to meet the requirements of Section 409A(a)(2)(B)(i) of the Code (the “Delay Period”). On the first business day following the expiration of the Delay Period, Executive shall be paid, in a single cash lump sum, an amount equal to the aggregate amount of all payments delayed pursuant to the preceding sentence, and any remaining payments not so delayed shall continue to be paid pursuant to the payment schedule set forth herein.

(b)               Each payment in a series of payments hereunder shall be deemed to be a separate payment for purposes of Section 409A of the Code.

(c)               Notwithstanding anything herein to the contrary, the payment (or commencement of a series of payments) hereunder of any nonqualified deferred compensation (within the meaning of Section 409A of the Code) upon a termination of employment shall be delayed until such time as Executive has also undergone a “separation from service” as defined in Treas. Reg. 1.409A-1(h), at which time such nonqualified deferred compensation (calculated as of the date of Executive’s termination of employment hereunder) shall be paid (or commence to be paid) to Executive on the schedule set forth in Section 7 as if Executive had undergone such termination of employment (under the same circumstances) on the date of Executive’s ultimate “separation from service.”

(d)               To the extent that any right to reimbursement of expenses or payment of any benefit in-kind under this Agreement constitutes nonqualified deferred compensation (within the meaning of Section 409A of the Code), (i) any such expense reimbursement shall be made by the Employers no later than the last day of the taxable year following the taxable year in which such expense was incurred by Executive, (ii) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, and (iii) the amount of expenses eligible for reimbursement or in-kind benefits provided during any taxable year shall not affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other taxable year; provided, however, that the foregoing clause shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Code solely because such expenses are subject to a limit related to the period the arrangement is in effect.

(e)               While the payments and benefits provided hereunder are intended to be structured in a manner to avoid the implication of any penalty taxes under Section 409A of the Code, in no event whatsoever shall any member of the Company Group be liable for any additional tax, interest, or penalties that may be imposed on Executive as a result of Section 409A of the Code or any damages for failing to comply with Section 409A of the Code (other than for withholding obligations or other obligations applicable to employers, if any, under Section 409A of the Code).

Section 13.           Successors and Assigns; No Third-Party Beneficiaries.

(a)               The Employers. This Agreement shall inure to the benefit of the Employers and their respective successors and assigns. Neither this Agreement nor any of the rights, obligations, or interests arising hereunder may be assigned by an Employer to a Person (other than another member of the Company Group, or its or their respective successors) without Executive’s prior written consent (which shall not be unreasonably withheld, delayed, or conditioned); provided, however, that in the event of a sale of all or substantially all of the assets of the Company, Cellenkos or any direct or indirect division or subsidiary of the Company or Cellenkos to which Executive’s employment primarily relates, the Company may provide that this Agreement will be assigned to, and assumed by, the acquiror of such assets, division or subsidiary, as applicable, without Executive’s consent and thereafter any reference in this Agreement to “the Company” shall be deemed to be a reference to such acquiror.

(b)               Executive. Executive’s rights and obligations under this Agreement shall not be transferable by Executive by assignment or otherwise, without the prior written consent of the Company; provided, however, that if Executive shall die, all amounts then payable to Executive hereunder shall be paid in accordance with the terms of this Agreement to Executive’s devisee, legatee, or other designee, or if there be no such designee, to Executive’s estate.

(c)               No Third-Party Beneficiaries. Except as otherwise set forth in Section 7(c) or Section 13(b) hereof, nothing expressed or referred to in this Agreement will be construed to give any Person other than the Employers, the other members of the Company Group, and Executive any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.

Section 14.           Waiver and Amendments.

Any waiver, alteration, amendment, or modification of any of the terms of this Agreement shall be valid only if made in writing and signed by each of the parties hereto; provided, however, that any such waiver, alteration, amendment, or modification must be consented to on the Company’s behalf by the Board. No waiver by either of the parties hereto of their rights hereunder shall be deemed to constitute a waiver with respect to any subsequent occurrences or transactions hereunder unless such waiver specifically states that it is to be construed as a continuing waiver.

Section 15.           Severability.

If any covenants or such other provisions of this Agreement are found to be invalid or unenforceable by a final determination of a court of competent jurisdiction, (a) the remaining terms and provisions hereof shall be unimpaired, and (b) the invalid or unenforceable term or provision hereof shall be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision hereof.

Section 16.           Governing Law; Waiver of Jury Trial; Arbitration.

THIS AGREEMENT IS GOVERNED BY AND IS TO BE CONSTRUED UNDER THE LAWS OF THE STATE OF TEXAS. EACH PARTY TO THIS AGREEMENT ALSO HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN CONNECTION WITH ANY SUIT, ACTION, OR PROCEEDING UNDER OR IN CONNECTION WITH THIS AGREEMENT. Except as permitted under Section 9 hereof, any controversy or claim arising out of or relating to this Agreement (or the breach thereof) shall be settled by final, binding and non-appealable arbitration in Houston, Texas by three arbitrators. The arbitration shall be conducted by JAMS pursuant to its Employment Arbitration Rules and Procedures and subject to JAMS Policy on Employment Arbitration in accordance with its Employment Arbitration Rules and Procedures then in effect. Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The arbitrators shall have the authority to award any remedy or relief that a court of competent jurisdiction could order or grant, including, without limitation, the issuance of an injunction. However, either party may, without inconsistency with this arbitration provision, apply to any court having jurisdiction over such dispute or controversy and seek interim provisional, injunctive or other equitable relief until the arbitration award is rendered or the controversy is otherwise resolved, or permanent injunctive relief. Except as necessary in court proceedings to enforce this arbitration provision or an award rendered hereunder, to obtain interim relief or as otherwise required by law, neither a party nor an arbitrator may disclose the content or results of any arbitration hereunder without the prior written consent of the Company and Executive, other than general statements. The fees charged by JAMS and any arbitrator shall be split equally between the parties to the arbitration.

Section 17.           Notices.

(a)               Place of Delivery. Every notice or other communication relating to this Agreement shall be in writing, and shall be mailed to or delivered to the party for whom or which it is intended at such address as may from time to time be designated by it in a notice mailed or delivered to the other party as herein provided; provided, however, that unless and until some other address be so designated, all notices and communications by Executive to the Employers shall be mailed or delivered to the Company at its principal executive office, and all notices and communications by the Company to Executive may be given to Executive personally or may be mailed to Executive at Executive’s last known address, as reflected in the Company’s records.

(b)               Date of Delivery. Any notice so addressed shall be deemed to be given (i) if delivered by hand, on the date of such delivery, (ii) if mailed by courier or by overnight mail, on the first business day following the date of such mailing, and (iii) if mailed by registered or certified mail, on the third business day after the date of such mailing.

Section 18.           Section Headings.

The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof or affect the meaning or interpretation of this Agreement or of any term or provision hereof.

Section 19.           Entire Agreement.

This Agreement, together with any exhibits attached hereto, constitutes the entire understanding and agreement of the parties hereto regarding the employment of Executive. This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings, and agreements among the parties relating to the subject matter of this Agreement.

Section 20.           Survival of Operative Sections.

Upon any termination of Executive’s employment, the provisions of Section 7 through Section 22 of this Agreement (together with any related definitions set forth on Appendix A) shall survive to the extent necessary to give effect to the provisions thereof.

Section 21.           Conditional Upon Closing of Transactions.

This Agreement and the Restricted Covenant Agreement shall not be effective until, and shall become effective on, the Effective Date. In the event that the Acquisition Agreement terminates prior to the Closing, this Agreement and the Restricted Covenant Agreement shall be void ab initio.

Section 22.           Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The execution of this Agreement may be by actual, electronic or facsimile signature.

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[Signatures to appear on the following page.]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

GLOBAL CORD BLOOD CORPORATION

/s/ Ting Zheng
By: Ting Zheng
Title: CEO

CELLENKOS, INC.

/s/ Dr. Simrit Parmar
By: Dr. Simrit Parmar
Title: Authorized Signatory

EXECUTIVE

/s/ Dr. Simrit Parmar
Dr. Simrit Parmar